Exhibit 99.1

Internet Gold Moves Confidently Into Bezeq Era:
Reports Financial Results for Q2 2010

- Debt Repayment Plan Progressing On Track -

Petah Tikva, Israel – August 3, 2010 – Internet Gold (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the second quarter ended June 30, 2010.

Consolidation of Bezeq Results
On April 14, 2010, Internet Gold’s subsidiary B Communications (approximately 76.62%-owned) (NASDAQ Global Market and TASE: BCOM) completed its acquisition of the controlling interest (approximately 30.42%) of Bezeq - The Israel Telecommunication Corp., Ltd. (“Bezeq”) in consideration for approximately NIS 6.5 billion (approximately US$ 1.67 billion). Internet Gold began consolidating Bezeq’s results into its financial statements as of the transaction date. In contemplation of its acquisition of the controlling interest in Bezeq, on January 1, 2010, the Company adopted International Financial Reporting Standards as issued by the International Accounting Standards Board, which are the financial reporting standards utilized by Bezeq, to replace its previous reporting standard, generally accepted accounting principles in the United States (US GAAP) (See Note C below).

To provide investors with transparent insight into its business, the Company has also provided its results on an unconsolidated basis in which its interest in Bezeq’s net income is presented as a single line item (see below, “Internet Gold’s Unconsolidated Q2 Financial Results”).

Internet Gold’s Financial Results for Q2
Internet Gold’s revenues for the second quarter are derived primarily from Bezeq, whose results have been consolidated into Internet Gold’s financial statements as of April 14, 2010. In addition, revenues include the modest contribution of its media business, which totaled NIS 20 million (US$ 5 million) for the period. As such, Internet Gold’s revenues for the second quarter were NIS 2.6 billion (US$ 671 million), an eight-fold increase compared with NIS 309 million reported in the second quarter of 2009, when its revenues consisted primarily of the Company’s legacy communications business that was sold to Ampal-American Israel Corporation as of January 1, 2010.

Internet Gold’s net loss for the second quarter was NIS 20 million (US$ 5 million). The net loss reflects mainly the impact of three significant expenses recorded by B Communications:

•	One-time expenses of NIS 47 million (US$ 12 million) related to the Bezeq acquisition, primarily for legal and financial advisory fees.

•
Financial expenses of NIS 88 million (US$ 23 million), consisting primarily of NIS 73 million (US$19 million) in interest on the long-term loans incurred to finance the Bezeq acquisition and NIS 9 million (US$ 2 million) in expenses related to prevailing interest rates and changes in the CPI and their effect on the Company’s CPI-linked debentures.

•	Amortization (net) of NIS 42 million (US$ 11 million) related to the Bezeq purchase price allocation (see Note B below).

Internet Gold’s cash and cash equivalents as of June 30, 2010 (those held by Internet Gold and B Communications without consolidating Bezeq's cash and cash equivalents) were NIS 670 million (US$ 173 million). Total gross debt (without consolidating Bezeq’s debt) totaled NIS 5.6 billion (US$ 1.4 billion) and net financial debt (without consolidating Bezeq’s debt) was NIS 4.9 billion (US$ 1.3 billion) representing 75% of the total NIS 6.5 billion Bezeq acquisition price.

Loan Repayment Plan

•
Outstanding loans: At June 30, 2010, the Company’s unconsolidated total gross debt was NIS 851 million and its unconsolidated net financial debt was NIS 571 million (US$ 147 million). The unconsolidated total debt of its subsidiary B Communications was NIS 4.75 billion and its unconsolidated net financial debt was NIS 4.36 billion (US$ 1.1 billion). B Communications financed part of its Bezeq acquisition from loans totaling NIS 4.4 billion from a consortium of banks led by Bank Hapoalim and the Migdal Insurance group. In addition, a NIS 700 million bridge loan, which was incurred in the second quarter of 2010, was repaid during the second quarter from Bezeq’s NIS 746 million dividend payment that was received by the Company upon the closing of the acquisition.

•
Bezeq’s dividend policy: Bezeq has announced a dividend policy of paying out, on a semi-annual basis, cash dividends amounting to 100% of its net income attributable to the shareholders. On August 2, 2010, Bezeq’s Board of Directors recommended the distribution of a cash dividend to its shareholders of an aggregate NIS 1.28 billion, or approximately NIS 0.48 per share.  The dividend, which is subject to shareholder approval, would be payable on October 7, 2010 to shareholders of record as of September 20, 2010. B Communications expects to receive approximately NIS 390 million (approximately US$ 101 million) as a dividend on the payment date.

•
Loan repayment plan: The terms of B Communications’ loan agreements specify the repayment of interest and principal over a period of seven years. Payments to be made during the second half of 2010 will total approximately NIS 293 million, depending upon prevailing interest rates.

Internet Gold’s Unconsolidated Cash Position

(in NIS millions)	As of June 30, 2010 (post-Bezeq transaction)
Cash and cash equivalents	280
Total gross debt	(851)
Net cash / (debt)	(571)

Internet Gold’s Unconsolidated Q2 Financial Results

	Q2 2010 (NIS millions)	Q2 2010 (US$ millions)
Operating expenses	(2)	(0.5)
Financial expenses	(10)	(2.5)
Internet Gold’s interest in B Communications’ net loss	(8)	(2)
Internet Gold’s net loss	(20)	(5)

Comments of Management
Commenting on the results, Mr. Eli Holtzman, CEO of Internet Gold, said, “We are excited to report our results for the first reported quarter since completing the Bezeq acquisition, a quantum step that has transformed our Group into the clear leader of the Israeli telecom market. Our transition to the Bezeq era has been rapid and smooth. Our shares are now positioned as a Nasdaq-traded vehicle for making leveraged investments in Bezeq, and we are focused fully on the execution of a sound and relatively low-risk loan repayment plan.

“Our financial statements for the second quarter reflect substantial one-time and other acquisition-related expenses, and we will be recording ongoing loan-repayment expenses for the next seven years. Going forward, our income will be derived primarily from our share of Bezeq’s net income, which we believe will be more than sufficient to cover our repayment needs.”

Mr. Holtzman concluded, “Taken as a whole, we are pleased and proud to have reached this new stage. Over the long term, we will continue to seek out new international investment opportunities in which to leverage our expertise with the goal of creating additional shareholder value.”

Share Repurchase Program
The Company repurchased 330,759 of its ordinary shares during the quarter ended June 30, 2010. As of August 3, 2010, the total number of Internet Gold shares repurchased through the Company’s share repurchase programs reached 5,862,615 shares, bringing the total number of outstanding shares as of August 3, 2010 to 19,161,433 shares

Bond Conversion
During the quarter ended June 30, 2010, 605,300 of the Company’s convertible debentures were converted into 12,106 of the Company’s shares. During the period June 30, 2010-August 3, 2010, 5,000 of the Company’s convertible debentures were converted into 100 of the Company’s shares.

Bezeq Group’s Q2 Financial Results
To provide further insight into its results, the Company has provided the following summary of the Bezeq Group’s Q2 consolidated financial report. For a full discussion of Bezeq’s results for the quarter, please refer to www.ir.bezeq.co.il

Bezeq Group (Consolidated) Results

Bezeq Group (Consolidated) 1	Q2 20102	Q2 2009	Change	H1 20102	H1 2009	Change
	(NIS millions)			(NIS millions)
Revenues	2,981	2,872	3.8%	5,896	5,663	4.1%
Operating profit	990	818	21.0%	1,864	1,617	15.3%
EBITDA	1,338	1,195	12.0%	2,555	2,365	8.0%
EBITDA margin	44.9%	41.6%		43.3%	41.8%
Net profit attributable to Company shareholders	638	541	17.9%	1,280	1,149	11.4%
Diluted EPS (NIS)	0.24	0.20	20.0%	0.47	0.43	9.3%
Cash flow from operating activities	976	715	36.6%	1,782	1,849	(3.6)%
Capex payments, net 3	370	370	0.0%	724	729	(0.6)%
Free cash flow 4	606	350	73.4%	1,058	1,125	(6.0)%
Net debt/EBITDA (end of period) 5	1.07	0.76		1.07	0.76
Net debt/shareholders' equity (end of period)	0.92	0.63		0.92	0.63

1 As of August 21st, 2009, Bezeq group ceased consolidating yes' financial statements and started accounting for its investment in yes according to the equity method. In this table all figures reflect the de-consolidation of yes as of January 1st, 2008.

2 Bezeq Group results reflect the consolidation of Walla! as of April 25, 2010. Q2-10 and H1-10 include a one-time profit from the consolidation of Walla!.
3 Capex data reflects payments related to capex and are based on the cash flow statements.
4 Free cash flow is defined as cash flows from operating activities, plus dividend received, minus net capex payments.
5 EBITDA in this calculation refers to the trailing twelve months.

Bezeq Group revenues for Q2 2010 totaled NIS 2.98 billion, up 3.8% from NIS 2.87 billion for Q2 2009. Revenue growth was driven by solid business expansion at Pelephone and Bezeq International, and was partially offset by a 0.8% decline in Bezeq fixed-line revenues. Within this segment, continued growth in high-speed Internet, data communications and transmission services compensated almost entirely for the decline in revenue associated with traditional fixed-line telephony.

Bezeq operating profit increased 21.0% to NIS 990 million in Q2 2010, up from NIS 818 million in Q2 2009.  The second quarter improvement in operating profit reflects an impressive 33.2% operating margin, which was driven primarily by higher total revenues and the positive impact of ongoing cost reduction initiatives, as well as by a NIS 57 million one-time gain related to the consolidation of Walla!  .

Net profit attributable to Bezeq shareholders for Q2 2010 amounted to NIS 638 million, up 17.9% from NIS 541 million for Q2 2009. Diluted earnings per share totaled NIS 0.24 versus NIS 0.20 for Q2 2009.

Bezeq’s EBITDA for Q2 2010 totaled NIS 1.34 billion, up 12.0% as compared to NIS 1.20 billion for Q2 2009. The EBITDA margin reached 44.9%, compared with 41.6% for Q2 2009.

Cash flow from operating activities in Q2 2010 rose 36.6% year-over-year to NIS 976 million, as compared to NIS 715 million in Q2 2009. The year-over-year increase in operating cash flow was primarily related to timing differences in working capital, primarily within Bezeq’s fixed-line segment.

Conference Call Information

The management of Internet Gold invites its investors and other interested parties to participate in a conference call to be held on Wednesday, August 4, at 09:00 am EDT (16:00 in Israel). During the call, the Company’s CEO and CFO, Messrs. Eli Holtzman and Doron Turgeman, will be available to answer investor questions.

To participate, please call one of the following access numbers several minutes before the call begins:

1-888-668-9141 from within the U.S.

1-866-485-2399 from within Canada

0-800-917-5108 from within the U.K.

+972-3-918-0609 from other international locations

 The call will also be broadcast live through the company’s website, www.bcommunications.co.il and will be available for replay during the next 30 days.

##

Notes:
A.
Convenience Translation to Dollars: For the convenience of the reader, the reported NIS figures of June 30, 2010 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of June 30, 2010 (NIS 3.8750 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Purchase Price Allocation (PPA): As part of B Communications’ acquisition of the controlling interest in Bezeq, the Company has prepared a preliminary PPA for the allocation of the transaction’s purchase price to the fair value of assets acquired and liabilities assumed at the acquisition date. This is a complex process which has not yet been finalized, and the preliminary PPA is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to the PPA, it may result in significant changes to future financial statements.

C.
Adoption of International Financial Reporting Standards (IFRS): In contemplation of its acquisition of the controlling interest in Bezeq, on January 1, 2010, the Company adopted the IFRS as issued by the International Accounting Standards Board, which are the financial reporting standards utilized by Bezeq, to replace its previous reporting standard, the generally accepted accounting principles in the United States (US GAAP). The transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008, and the Company will provide retrospective comparative financial data to reflect its adoption of IFRS. The Company’s Annual Report on Form 20-F for the year ended December 31, 2009, which was filed in June 2010, includes consolidated financial statements for the years ended December 31, 2008 and 2009 prepared in accordance with the IFRS.

D.
 NON-GAAP MEASUREMENTS: Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of Bezeq’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. Bezeq’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with GAAP.

Bezeq’s management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand Bezeq’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. Bezeq defines EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses and depreciation and amortization. We present Bezeq’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its approximately 76.62% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 30.42% in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold also owns a number of Internet media and e-Commerce companies. Internet Gold’s shares are traded on Nasdaq and the TASE under the symbol IGLD.

For more information, please visit the following Internet sites:
www.eurocom.co.il     www.igld.com
www.bcommunications.co.il/    www.ir.bezeq.co.il/

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

Internet Gold - Golden Lines Ltd.
Consolidated Statements of Operations

(In millions, except share data)

				Convenience
				translation into
				U.S. dollars
				$1 = NIS 3.875
	Six months	Three months	Year ended	Six months
	period ended	period ended	December 31	period ended
	June 30 2010	June 30 2010	2009	June 30 2010
	(Unaudited)		(Audited)	(Unaudited)
	NIS millions			$ millions

Revenues	2,605	2,586	1,243	672

Cost and expenses
Depreciation and amortization	485	484	99	125
Salaries	439	424	171	113
General and operating expenses	1,089	1,069	811	281
Other operating expenses (income), net	(54)	(23)	2	(14)

	1,959	1,954	1,083	505

Operating income	646	632	160	167

Finance expense	189	132	2	49

Income after financing expense	457	500	158	118

Share in losses of equity-accounted investees	83	83	-	21

Income before income tax	374	417	158	97
Income tax	168	152	58	43

Net income	206	265	100	54

Income (loss) attributable to:
Owners of the Company	(77)	(20)	62	(19)
Non-controlling interest	283	285	38	73
Income (loss) for the year	206	265	100	54

Income (loss) per share, basic
Net income (loss) per share	(4.07)	(1.03)	3.39	(1.05)
Weighted average number of shares outstanding (in thousands)	18,905	19,359	18,346	18,905

Income (loss) per share, diluted
Net income (loss) per share	(4.07)	(1.13)	3.39	(1.05)
Weighted average number of shares outstanding (in thousands)	18,905	19,414	18,346	18,905